Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

03037143

F/DI: 529|31.10.03

BY COURIER

RECEIVED
NOV 03 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release of PPC SA's BoDs.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Press Release**

11/7

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), AUSTRALIA, CANADA, OR JAPAN.

THE BOARD OF DIRECTORS OF THE COMPANY
PUBLIC POWER CORPORATION S.A.

WARMLY THANKS

The investors for their overwhelming response to the Combined Offering of shares of the Company, in which 29,790,500 shares were sold, in addition to 5,400,000 shares of the Greenshoe option and 1,309,500 shares which were sold to employees and members of the Board of Directors of the Company through a private placement. The overwhelming response of the investors in Greece, as well as abroad, resulted in an over-subscription of the Combined Offering by 6.7 times excluding over-allotment option shares and shares reserved for the employee offering.

The Management of the Company affirms that it will continue to use consistently and with assertiveness all efforts for the further profitable development of the PUBLIC POWER CORPORATION S.A., fulfilling investors' trust for their choice.

We also, thank for their services,

The Joint Global Coordinators of the Combined Offering:

ALPHA FINANCE - DEUTSCHE BANK – EFG TELESIS FINANCE –
MORGAN STANLEY – NATIONAL BANK OF GREECE

The Joint Lead Managers and Joint Bookrunners:

DEUTSCHE BANK – MORGAN STANLEY

The Co-Lead Managers of the Combined Offering:

ALPHA FINANCE - EFG TELESIS FINANCE -NBG INTERNATIONAL

We inform the investors that on 30 October 2003, the shares were credited to the Investor Share and the Securities Account, kept by each beneficiary with the Dematerialised Securities System (S.A.T.) pursuant to the information he provided for his participation in the Combined Offering.

THE TRADING OF THE SHARES AND THE GDRs SOLD IN THE COMBINED OFFERING SHALL BEGIN ON FRIDAY 31 OCTOBER 2003

Athens, 31 October 2003
THE BOARD OF DIRECTORS

"This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold

in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 529|31.10.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release of PPC SA's BoDs.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- **Press Release**

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), AUSTRALIA, CANADA, OR JAPAN.

THE BOARD OF DIRECTORS OF THE COMPANY
PUBLIC POWER CORPORATION S.A.

WARMLY THANKS

The investors for their overwhelming response to the Combined Offering of shares of the Company, in which 29,790,500 shares were sold, in addition to 5,400,000 shares of the Greenshoe option and 1,309,500 shares which were sold to employees and members of the Board of Directors of the Company through a private placement. The overwhelming response of the investors in Greece, as well as abroad, resulted in an over-subscription of the Combined Offering by 6.7 times excluding over-allotment option shares and shares reserved for the employee offering.

The Management of the Company affirms that it will continue to use consistently and with assertiveness all efforts for the further profitable development of the PUBLIC POWER CORPORATION S.A., fulfilling investors' trust for their choice.

We also, thank for their services,

The Joint Global Coordinators of the Combined Offering:

ALPHA FINANCE - DEUTSCHE BANK – EFG TELESIS FINANCE –
MORGAN STANLEY – NATIONAL BANK OF GREECE

The Joint Lead Managers and Joint Bookrunners:

DEUTSCHE BANK – MORGAN STANLEY

The Co-Lead Managers of the Combined Offering:

ALPHA FINANCE - EFG TELESIS FINANCE -NBG INTERNATIONAL

We inform the investors that on 30 October 2003, the shares were credited to the Investor Share and the Securities Account, kept by each beneficiary with the Dematerialised Securities System (S.A.T.) pursuant to the information he provided for his participation in the Combined Offering.

THE TRADING OF THE SHARES AND THE GDRs SOLD IN THE COMBINED OFFERING SHALL BEGIN ON FRIDAY 31 OCTOBER 2003

Athens, 31 October 2003
THE BOARD OF DIRECTORS

"This document is not an offer of securities for sale in the United States. The Securities have not been and are not being registered under the US Securities Act of 1933, as amended (the **Securities Act**) and may not be offered or sold

in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration. The Company does not intend to register the Securities under the Securities Act. Any offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company or the selling shareholder and will contain detailed information about the Company and management, as well as financial statements.'

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated persons etc")of the Financial and Service Markets Act 2000 (Financial Promotions Order 2001) as amended or to whom it may otherwise be lawfully communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.